200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411
FAX (870) 864-6371
January 14, 2011

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated December 16, 2010
File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated December 16, 2010. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

General

1.	We note your response to our prior comment 1 from our letter dated November 18, 2010. Please quantify the resources available for use in the Oil Spill Response Plan, including resources available to the company provided by O’Brien’s Response Management Incorporated, the Clean Gulf Associates, the National Response Corporation, the Marine Preservation Association, and the Airborne Support Incorporated.

Murphy’s Oil Spill Response Plan includes use of several seasoned and well-equipped contract service providers.

Murphy employs O’Brien’s Response Management Incorporated (O’Brien’s) to assist the Company to manage any oil spill response efforts. O’Brien’s personnel include a nationwide team of seasoned experts that participate in more than 700 actual management responses per year. O’Brien’s areas of support include command and control, safety and health, response operations, logistical support, staging of equipment and personnel, claims, communications, wildlife rescue and rehabilitation and security.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

January 14, 2011

Murphy engages Clean Gulf Associates (CGA) to provide spill containment and recovery equipment. CGA provides its approximately 135 members with access to significant oil spill response resources in the Gulf of Mexico. CGA’s equipment includes:

•	The largest skimming barge in the U.S. with 4,000 barrel storage capacity.

•	Nine (9) fast-response self-contained skimming systems with storage capacity of 100 barrels for use on vessels.

•	Four (4) fast-response vessels with skimming and other equipment and 65 barrels storage capacity.

•	Five (5) shallow-water skimmers,

•	Four (4) 249 barrel storage barges.

•	Boom covering 25,000 feet for oceangoing use and 10,000 feet for shoreline protection.

•	Dispersant in significant quantities.

•	Wildlife rehabilitation trailers.

Additionally, Murphy is a founding member of the Marine Preservation Association (MPA). The Marine Spill Response Corporation (MSRC) helps members of MPA satisfy their facility and vessel response planning requirements. MSRC maintains an extensive inventory of owned equipment, which are maintained in various locations throughout the U.S. to provide for quick response times. MSRC’s equipment includes:

•	Nineteen (19) oil spill response barges with storage capacities ranging from 11,900 barrels to 67,891 barrels.

•	Fifteen (15) oil spill response vessels with support boat and boom.

•	Various skimming systems with effective recovery capacity of approximately 64,000 barrels per day.

•	Numerous shallow-water barges.

•	Significant boom capacity on various equipment.

•	Communication equipment with internet and telephone capabilities.

Clean Gulf Associates has hired other companies, including National Response Corporation (NRC), to store and maintain response equipment and provide certified tanks and barges. NRC has access to more than 328 offshore vessels and supply boats worldwide with which to provide these services. Murphy has contracted for aerial dispersant spraying services with Airborne Support Incorporated (ASI). ASI maintains an inventory of over 50,000 gallons of dispersants.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

c:	Doug Brown – SEC